Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [] Form 10-K   [] Form 20-F    [] Form 11-K    [X] Form 10-Q    [] Form N-SAR

         For Period Ended:                  June 30, 1996

         [] Transition Report on Form 10-K
         [] Transition Report on Form 20-F
         [] Transition Report on Form 11-K
         [] Transition Report on Form 10-Q
         [] Transition Report on Form N-SAR
         For the Transition Period Ended:                     N/A



         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A



Part I -- Registrant Information


         Full Name of Registrant  James River Bankshares, Inc.

         Former Name if Applicable
         N/A

         Address of Principal Executive Office (Street and Number)

         101 East Washington Street, Suffolk, Virginia 23434
                  City, State and Zip Code

Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         In December of 1995, the Company engaged new independent public accountants, Goodman & Company, L.L.P. ("Goodman & Company"), as reported by the Company in a Report on Form 8-K and Form 8-K/A filed with the Securities and Exchange Commission in March and April of 1996, respectively. Since its engagement, Goodman & Company has undertaken an extensive review of the Company's accounting policies. On August 12, 1996, Goodman & Company informed management that certain errors existed in the Company's cash flow statement related to presentation of proceeds from sales of securities, proceeds from maturities and calls of securities, and purchases of securities. These errors will require the Company to prepare a new cash flow statement for the Form 10-Q for the first quarter of 1996 and to revise its cash flow statement for the Form 10-Q for the second quarter of 1996. The Company will not be able to prepare these new cash flow statements and incorporate them into an amended first quarter Form 10-Q and a second quarter Form 10-Q by August 14, 1996, the due date of the second quarter 10-Q, without unreasonable effort and expense.

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

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification
         Glenn T. McCall            (757)                     834-2222
         (Name)                  (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes    [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          James River Bankshares, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 14, 1996                         By /s/ Glenn T. McCall
                                              Name  Glenn T. McCall
                                              Title   Sr. Vice President/
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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